VIA EDGAR

September 23, 2013

Mr. Mark P. Shuman

Branch Chief – Legal

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Covisint Corporation
Registration Statement on Form S-1
File No. 333-188603
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Covisint Corporation (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 25, at 4:00 p.m., Eastern time, or as soon thereafter as practicable, unless we or our outside counsel, Honigman Miller Schwartz and Cohn LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Honigman Miller Schwartz and Cohn LLP by calling Norman Beitner at (313) 465-7320. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Honigman Miller Schwartz and Cohn LLP, Attention: Norman H. Beitner, by facsimile to (313) 465-7321.

In connection with the foregoing, the Company hereby acknowledges the following:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Mark P. Shuman

September 23, 2013

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Norman H. Beitner of Honigman Miller Schwartz and Cohn LLP at (313) 465-7320.

Very truly yours,

/s/ David A. McGuffie

David A. McGuffie
Chief Executive Officer – Covisint Corporation